UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Amendment No. 1.

This report on Form 6-K amends the report that was filed by Graphex Group Limited on March 4, 2025 (the “Filed Report”). The only change or amendment to the Filed Report is to add the date (March 4, 2025) in the letter by Marcum Asia CPAs LLP that was included as Exhibit 16.1 that was inadvertently blank in the Filed Report.

Other Information Change In Registrant’s Certifying Accountant

The information provided by Graphex Group Limited (the “Company” or “we”) in a report on Form 6-K filed on March 4, 2025 is incorporated herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 11, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit

16.1	Letter dated March 4, 2025 from Marcum Asia to the SEC

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